Exhibit 12.1

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CERTIFICATION

I, Zacharias Bernardus Swanepoel, certify that:

1.    I have reviewed this annual report on Form 20-F of Harmony Gold Mining Company Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.    The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: October 5, 2004

/s/ ________________________ Zacharias Bernardus Swanepoel Chief Executive Officer (principal executive officer)

Exhibit 12.2
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CERTIFICATION
I, Nomfundo Vuyiswa Lila Qangule, certify that:
1.    I have reviewed this annual report on Form 20-F of Harmony Gold Mining Company Limited;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.   The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
(b)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
(c)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5.   The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.
Date: October 5, 2004
/s/
Nomfundo Vuyiswa Lila Qangule
Chief Financial Officer
(principal financial officer)

Exhibit 13.1

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CERTIFICATION

(pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report on Form 20-F for the fiscal year ended June 30, 2004 of Harmony Gold Mining Company Limited (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Zacharias Bernardus Swanepoel, Chief Executive Officer of the Company, certify, that:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities

Exchange Act of 1934, as amended; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 5, 2004

/s/ Zacharias Bernardus Swanepoel Zacharias Bernardus Swanepoel Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to it and will be retained by it and furnished to the Commission or its staff upon request.

Exhibit 13.1

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CERTIFICATION

(pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report on Form 20-F for the fiscal year ended June 30, 2004 of Harmony Gold Mining Company Limited (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Nomfundo Vuyiswa Lila Qangule, Chief Financial Officer of the Company, certify, that:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities

Exchange Act of 1934, as amended; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 5, 2004

/s/Nomfundo Vuyiswa Lila Qangule
Nomfundo Qangule
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Harmony Gold Mining Company Limited and will be retained by it and furnished to the Commission or its staff upon request.